[SKYEPHARMA LETTERHEAD]

Vital Living, Inc.
5080 North 40th Street, Suite 105
Phoenix, Arizona 85018-2158
United States

4 December 2003



We refer to the letter, dated as of 20 August 2003, as amended on 19 November 2003 (the "Commitment Letter"), from SkyePharma PLC to you ("Vital Living"), executed in connection with the Agreement and Plan of Merger (the "Merger Agreement"), by and among Vital Living, VLEN Acquisition Corp., Inc. and e-nutriceuticals, Inc., dated as of 20 August 2003. For good and valuable consideration we hereby agree to extend our obligations under the Commitment Letter as follows.

Subject to the receipt of final and satisfactory documentation, acceptable to us in our reasonable discretion, establishing the consummation of a financing raising at least $3,000,000 of gross proceeds in a private offering of equity or notes convertible into equity (having terms substantially the same as the term sheet attached as Annex A hereto) of Vital Living on or before 15 December 2003 ("Private Offering"), we agree to invest $1,000,000 on the same terms as the investors in such financing, provided that if such private investors are offered differing terms, the investment will be made on terms no less favorable than the most favorable terms provided to such investors. Such investment and terms shall be subject to SkyePharma's satisfaction in our sole discretion with the structuring of the investment to avoid potential Section 16 liability. The undersigned acknowledges and agrees that included in the $3,000,000 of gross proceeds raised is the approximately $1,500,000 of "Bridge Notes" referred to in Annex A which will convert into the Private Offering, provided that such Bridge Notes are established to SkyePharma's satisfaction to have been entered into in connection with a bridge financing which occurred after 15 October 2003.


SKYEPHARMA PLC


By: /s/ Donald Nicholson
   -----------------------------
Donald Nicholson
Finance Director